| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-52094 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Michigan Securities, Inc. DBA Broadstone Securities

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 State Street
(No. and Street)

| Albany | NY | 12207 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Katherine M Flouton | 518-436-3536 | Katherine.Flouton@BroadstoneSecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

| 333 W Wacker Drive 6th Floor | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2009 | 3968 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# MICHIGAN SECURITIES, INC.

# DBA BROADSTONE SECURITIES

## FINANCIAL STATEMENT

## DECEMBER 31, 2021

**** PUBLIC DOCUMENT****

This report is filed in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

# MICHIGAN SECURITIES, INC.

## TABLE OF CONTENTS

# OATH OR AFFIRMATION

I, Katherine M Flouton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Michigan Securities, Inc. DBA Broadstone Securities _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MODESTO A LUGO JR
Notary Public - State of New York
NO. 01LU6427045
Qualified in Saratoga County
My Commission Expires Dec 20, 2025



Notary Public

Signature:

Title:
Chief Executive Officer

**This filing\*\* contains (check all applicable boxes):**
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Identifying opportunities.
Delivering solutions.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Michigan Securities, Inc.
DBA Broadstone Securities

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Michigan Securities, Inc. DBA Broadstone Securities (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 22, 2022

**FGMK, LLC**
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

# MICHIGAN SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2021

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 68,242 |
| Other assets | | 33 |
| | | |
| TOTAL ASSETS | $ | 68,275 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities:**

| | | |
|---|---|---:|
| Accounts payable | $ | 2,000 |
| | | |
| Total Liabilities | | 2,000 |

**Stockholder's Equity:**

| | | |
|---|---|---:|
| Common stock, 10,000 shares authorized with $5.00 par value, | | |
| 1,000 shares issued and outstanding | $ | 5,000 |
| Retained earnings | | 61,275 |
| | | |
| Total Stockholder's Equity | | 66,275 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 68,275 |

The accompanying notes are an integral part of this statement.

# MICHIGAN SECURITIES, INC.
## NOTES TO THE FINANCIAL STATEMENT

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Michigan Securities, Inc. (the "Company") was incorporated in Michigan in September 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company maintains its corporate office in Albany, New York. The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U. S. generally accepted accounting principles ("U.S. GAAP") and to general practices within the broker-dealer industry. The Company is a wholly-owned subsidiary of Wentworth Management Services, LLC, or "Wentworth". The Company is in the process of obtaining a clearing agreement. The Company is currently doing business under the assumed name of Broadstone Securities.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue from Contracts with Customers
The Company recognizes revenue from contracts with customers under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, following a five-step model to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with customers includes commission income from brokerage offerings consisting primarily of mutual funds, variable annuity products, and individual financial securities; investment advisory fees; and other revenues primarily related to sales of direct participation products on a best-efforts basis. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
The Company buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer at a point in time. Trade modifications are treated as a new standalone transaction.     Given

that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized at the same time.

The Company enters arrangements with investment funds (and similar products) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date at a point in time. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commission expenses and related clearing expenses are recorded on a trade-date basis and when performance obligations in generating the commissions have been substantially completed.

Investment Advisory Fees
The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time. Advisory fees are generally fixed (by individual contract) and charged on a quarterly basis when billed. Expenses for investment advisory fees due to registered representatives are recorded at the same time.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company records a contract asset when the Company has recognized revenue prior to payment but the Company's right to payment is conditional on something other than the passage of time. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues (a contract liability) until the performance obligations are satisfied. As of January 1, 2021, the Company had no receivables from contracts with customers. As of December 31, 2021, the Company had no contract assets or contract liabilities.

**Income Taxes**
The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the tax rate on deferred tax assets and liabilities is recognized in in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

**Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were issued. There have been no material subsequent events that would require disclosure or would be required to be recognized in the financial statements.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $50,000 or 6.67% of the aggregate indebtedness, and both as defined, shall not exceed 15 to 1.

The Company had net capital of $66,242 as of December 31, 2021. The Company had net capital of $16,242 in excess of its required net capital of $50,000 as of December 31, 2021. The Company's net capital ratio was 0.03 to 1 as of December 31, 2021.

## NOTE 4 - INCOME TAXES

The Company incurred net operating losses on their income tax returns (post 2018) totaling $181,845 that will be carried forward and has an indefinite life. The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations could result in future assessments by these taxing authorities.

As of December 31, 2021 the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the follows:

| | |
|---|---|
| **Deferred tax asset:** | |
| Net operating loss | $ 54,555 |
| Valuation allowance | (54,555) |
| | |
| Net Deferred Tax | $ - |

FASB ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to file income tax returns in the United States (federal), and in various state jurisdictions in the United States. Based on the Company's evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company's financial statements for the year ended December 31, 2021.

The Company's policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as an operating expense. There were no amounts accrued for interest or penalties for the year ended December 31, 2021. Management does not expect any material changes in its unrecognized tax benefits in the next year.

## NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

## NOTE 6 - COMMITMENTS AND CONTINGENCIES

**Indemnifications**
The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. At December 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

**Litigation and Claims**
The Company may be subject to claims and litigation during the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's statement of financial condition.

**Lease Commitments**
The Company had no operating or financing leases as of December 31, 2021.

**COVID-19**

Management continues to evaluate the impact that the COVID-19 pandemic has had on the industry and our business and has concluded that while it does not believe that the virus has had a negative effect on the Company's financial position or operating results, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

**NOTE 7 - RELATED PARTY TRANSACTIONS**

The Company follows NASD Notice to Members 03-63 regarding expense sharing agreements and records its share of all operational costs and expenses in accordance with U.S. GAAP.

The Company has an expense sharing agreement with Wentworth. Under the expense sharing agreement, Wentworth has agreed to cover various operational costs and expenses and provide management services to the Company, and the Company has agreed to reimburse Wentworth for all direct and indirect expenses paid or otherwise incurred by Wentworth on its behalf. Indirect expenses are allocated to the Company on a reasonable and consistent basis.

There were no amounts due to or from related parties as of December 31, 2021.

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

**NOTE 8 - LIQUIDITY**

As disclosed in Note 1, the Company has transitioned its operations from being an operating retail broker-dealer to a broker-dealer with no operations. By the end of January 2021, substantially all operating activity had been transitioned out of the Company or otherwise terminated. The Company has minimal liabilities and significant total equity available for net capital. Expenses to operate the Company over the next twelve months are forecasted to be minimal allowing the Company to maintain a sufficient amount of cash to sustain operations as well as a sufficient amount of available net capital to remain in compliance with all regulatory requirements. Management believes that the Company will have sufficient cash flows to fund its operations in the ordinary course of business through at least the next twelve months from the issuance date of these financial statements.